

Rambling House Cocktails

Investor Presentation
Hard Soda Co.

We Have A Drink Problem

THERE ARE 140M PEOPLE IN THE U.S. THINKING ABOUT DRINKING TONIGHT



SAME OLD IPA



ANOTHER WHITE WINE



NOT-SO HARD LEMONADE

WHY ISN'T PICKING UP A REFRESHING CRAFT COCKTAIL MADE WITH GREAT INGREDIENTS AN OPTION?

THERE WAS A TAX ADVANTAGE TO MALT BASED PRODUCTS AND BIG BEVERAGE IS BETTING THAT CONSUMERS CAN'T TELL THE DIFFERENCE BETWEEN FLAVORED BEER AND A GENUINE COCKTAIL



Solution

WE'VE CREATED A **READY-TO-DRINK** COCKTAIL THAT **TAPS** INTO A **HUGE HOLE** IN THE **RETAIL ALCOHOL MARKET**

THE MARKET ISN'T "**BIG ENOUGH**" FOR BIG BEVERAGE TO **COMPETE**. EVEN IF THEY CHOOSE TO— IT WOULD ONLY WORK TO **RAISE** THE CATEGORY AND **INCREASE** OVERALL **CONSUMER DEMAND**



Rambling House Cocktails



PICK IT UP AND GO



MORE READY TO LAUNCH

BY USING **ULTRA PREMIUM INGREDIENTS** WE'VE CRAFTED **READY-TO-DRINK COCKTAILS** THAT ARE **BETTER** THAN WHAT YOU GET AT **99%** OF THE BARS IN THE COUNTRY

AND WE **SELL IT AT A COST** COMPARABLE TO WHAT PEOPLE WOULD **SPEND MIXING IT THEMSELVES**



Opportunity Size



SPIRITS **$25B**   BEER **$137B** →   (FLAVORED BEER **$1.5B**)

IN **2017**: **SPIRITS** TOOK MARKET SHARE FROM **BEER** FOR **8TH** YEAR IN A ROW

COMPARABLES

SKINNYGIRL COCKTAILS WAS ACQUIRED BY BEAM INC. IN MARCH 2011 FOR A REPORTED $100M.

IN 2015 CONSTELLATION BRANDS, INC. ACQUIRED A MINORITY STAKE IN CRAFTHOUSE COCKTAILS FOR AN UNDISCLOSED AMOUNT.



Business Model

COST PER CAN	$0.78
COST PER 24 CASE	$18.73
OH STATE EXCISE PER CASE	$2.75
COST PER CASE	**$21.48**
SOUTHERN GLAZER'S PURCHASE	$40.00
PROFIT PER CASE	**$18.52**

10 STATES
200 CASES PER MONTH
$960K SALES

*ESTIMATES

20 STATES
200 CASES PER MONTH
$1.92M SALES



Competitive Landscape

	RAMBLING HOUSE	SKINNY GIRL	REDD'S APPLE ALE	BUD LIGHT LIME	GOSLINGS DARK 'N STORMY	CRAFTHOUSE
GLUTEN FREE	✓	✓			✓	✓
TASTE	✓					✓
UNISEX	✓		✓	✓	✓	
COST PER 6OZ	$1.37	$3.07	$0.75	$0.67	$2.57	$3.43
CAL PER 6OZ	110	142	133	58	164	175
ABV	8%	10%	5%	4.2%	9%	10%
QUALITY	HIGH	MED	LOW	LOW	LOW	HIGH



Team



JOHN LYNCH

OWNER-OPERATOR

HE'S BRINGING ALONG HIS SODA LINE AS AN ADDITIONAL SOURCE OF REVENUE AS WELL AS HIS EXPERIENCE CREATING THE RAMBLING HOUSE BAR THAT WAS NAMED "ONE OF THE TOP 50 MUSIC VENUES IN THE COUNTRY" BY YELP JUNE 2017. HE'S WORKED IN THE BEER INDUSTRY FOR SEVERAL YEARS AND AS A SALESMAN HAD OVER 100 ACCOUNTS HE WAS RESPONSIBLE FOR SERVICING. ADDITIONALLY, HE'S AN ATTORNEY WHO HAS ADVISED ON AND SUCCESSFULLY NEGOTIATED TRADEMARK MATTERS BETWEEN BREWERIES.



JOHN STEPHAN

OWNER

ATTORNEY AND FORMER DIRECTOR OF THE OHIO LIQUOR CONTROL COMMISSION.

JOHN HASELEY

OWNER

ATTORNEY WITH STATE REGULATORY, LABOR AND ECONOMIC DEVELOPMENT EXPERIENCE.





AARON PICKRELL

OWNER

BUSINESS DEVELOPMENT STRATEGIST WITH DECADES OF EXPERIENCE IN OPERATIONS.

Partners

WATERSHED

SUPPLIER OF PREMIUM CRAFT VODKA

FLAVORMAN

INDUSTRY LEADER IN BEVERAGE DEVELOPMENT

SOUTHERN GLAZERS'S

NATIONAL DISTRIBUTOR

KROGER

CARRIED BY RETAILER IN OHIO







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